Exhibit 12
MERCK & CO., INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
($ in millions except ratio data)

	Twelve Months
	Ended
	December 31,	Years Ended December 31,
	2006	2005	2004	2003	2002	2001

Income from Continuing Operations Before Taxes	$6,221.4	$7,363.9	$7,974.5	$9,051.6	$9,651.7	$9,948.1

Add (Subtract):
One-third of rents	67.8	68.2	71.9	75.6	67.2	64.2
Interest expense, gross	375.1	385.5	293.7	350.9	390.6	463.7
Interest capitalized, net of amortization	29.4	(1.0)	(21.3)	(30.1)	(36.9)	(66.1)
Equity (income) loss from affiliates, net of distributions	(362.5)	(615.9)	(421.2)	79.2	(156.1)	(113.7)
Preferred stock dividends, net of tax	120.0	120.0	151.0	150.9	164.3	199.6

Earnings from Continuing Operations	$6,451.2	$7,320.7	$8,048.6	$9,678.1	$10,080.8	$10,495.8

One-third of rents	$67.8	$68.2	$71.9	$75.6	$67.2	$64.2
Interest expense, gross	375.1	385.5	293.7	350.9	390.6	463.7
Preferred stock dividends	166.0	166.7	207.1	215.6	234.7	285.1

Fixed Charges from Continuing Operations	$608.9	$620.4	$572.7	$642.1	$692.5	$813.0

Ratio of Earnings to Fixed Charges from Continuing Operations	11	12	14	15	15	13

For purposes of computing these ratios, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity (income) loss from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies.